

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 20, 2017

Viki Blinderman
Chief Financial Officer
Carriage Services, Inc.
3040 Post Oak Boulevard
Suite 300
Houston, Texas, 77056

> **Re:** **Carriage Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 8-K**
> **Filed October 25, 2017**
> **File No. 001-11961**

Dear Ms. Blinderman:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed October 25, 2017

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures, page 13

1. We note that your non-GAAP measures Total Field EBITDA, Funeral Field EIBTDA and Cemetery Field EBITDA exclude "Regional and unallocated funeral and cemetery costs". It appears that these expenses are normal, recurring, cash operating expenses necessary to operate your business. Accordingly, it appears that your presentation of these non GAAP measures is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretation Guidance issued on May 17, 2016.

Please comply with this comment in your next earnings release or tell us why you believe it is not necessary to do so.

2. We note from page 12 that you define *Funeral Field EBITDA* as *Funeral Gross Profit*, which you in turn define as: funeral revenue minus funeral field costs and expenses, less depreciation and amortization, regional and unallocated funeral costs and Funeral Financial EBITDA.   We further note that you define *Cemetery Field EBITDA* as *Cemetery Gross Profit*, which you in turn define as cemetery revenue minus cemetery field costs and expenses, less depreciation and amortization, regional and unallocated cemetery costs and Cemetery Financial EBITDA. Tell us why you characterize *Funeral Field EBITDA*, *Cemetery Field EBITDA* and *Total Field EBITDA* as species of EBITDA when each of these non-GAAP items appear to be most directly comparable to Gross Profit/Margin.

3. Tell us how you calculated Funeral and Cemetery Financial EBITDA.

Operating and Financial Trend Report, page 8

4. We refer you to the reconciliation of Consolidated EBITDA to GAAP Net Income and note that this presentation is inconsistent with Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretation Guidance issued on May 17, 2016. Please comply with this comment in your next earnings release or tell us why you believe it is not necessary to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications